Exhibit 99.1

National Football League and Enthusiast Gaming Partner to Launch NFL Tuesday Night Gaming

NFL players and Legends to compete alongside video gaming content creators in a first-of-its-kind, weekly programming series

NEW YORK & LOS ANGELES — August 31, 2022 — Today, the National Football League (“NFL") and Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming"), (NASDAQ:EGLX; TSX:EGLX), announced a first-of-its-kind gaming collaboration bringing together NFL players and Legends and top gaming content creators from marquee gaming organizations including Luminosity Gaming. This multi-year partnership will see the launch of NFL Tuesday Night Gaming (“NFL TNG”), where teams will compete head-to-head across popular video game titles.

NFL Tuesday Night Gaming will debut September 13 at 6:30 PM ET, and stream live on YouTube in the United States and Canada on Tuesdays during the 2022-2023 NFL regular season. Fans can expect to see a rotating roster of 12 NFL players or Legends and 6 gaming creators competing across three game titles each week in an exciting new format. After each week’s gameplay, teams will be ranked with the top four teams qualifying for a single-elimination playoff, where one team will be crowned champion of the inaugural NFL Tuesday Night Gaming season.

The first season will conclude with an All-Star Game coinciding with Super Bowl Week. Fans will choose their favorite NFL players or Legends and gaming content creators to compete in a special edition gaming night. The winning team will receive a cash prize to donate to the charity of their choice.

Included in the schedule are three bye weeks, where NFL players and gaming creators will take a break from the NFL TNG competition for NFL Family Game Night (“FGN”). NFL Family Game Night is designed as a platform for families and younger fans to play alongside their favorite players and gamers in a fun and entertaining format.

In addition to the weekly live streamed gameplay, this partnership will also produce daily, always- on content throughout the season, including, pre-and post-game analysis, highlights, plays of the week, and more, leveraging the scale of the NFL and Enthusiast Gaming’s network of gaming assets. For more information on what’s to come this season, visit nfltuesdaynightgaming.com.

“The NFL is excited to collaborate with Enthusiast Gaming on this first-of-its-kind content series for the League,” said Joe Ruggiero, SVP of Consumer Products at the NFL. “NFL Tuesday Night Gaming will be a unique addition to our weekly schedule that embraces the broader gaming community through an entertaining mix of NFL stars and video gaming culture.”

“No one has brought together the gaming community with any sports league for a program of this scale before,” said Bill Karamouzis, President of Enthusiast Gaming. “NFL Tuesday Night Gaming is a new and exciting content platform for brands and agencies to connect with younger audiences through bespoke custom content and talent integrations, including owned moments, featured segments, social activations, and more. We are honored to have been chosen by the NFL to collaborate on this unique and important initiative that will help expand the NFL’s reach to gaming audiences.”

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with coveted GenZ and Millennial audiences. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations: Eric Bernofsky, Chief Corporate Officer investor@enthusiastgaming.com

Media Contacts

Liana Bailey, National Football League (NFL) liana.bailey@nfl.com

Kayla Libuda, Enthusiast Gaming klibuda@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.